As filed with the Securities and Exchange Commission on September 27, 2005

                                                             File No. 333-126374

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Pre-Effective Amendment No. _______
                         Post-Effective Amendment No. 3

                        (Check appropriate box or boxes)

                             PIONEER SERIES TRUST II

               (Exact Name of Registrant as Specified in Charter)

                                 (617) 742-7825
                        (Area Code and Telephone Number)

                  60 State Street, Boston, Massachusetts 02109
 (Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

                            Dorothy E. Bourassa, Esq.
                       Pioneer Investment Management, Inc.
                                 60 State Street
                           Boston, Massachusetts 02109
                     (Name and Address of Agent for Service)

Copies to:  David C. Phelan, Esq.
            Wilmer Cutler Pickering Hale and Dorr LLP
            60 State Street
            Boston, Massachusetts 02109

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended.

There have been no changes to the proxy statement/prospectus or statement of additional information as filed with Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14 (File No. 333-126374), as filed with the Commission on August 22, 2005 (Accession No. 0001145443-05-001874).

                                     PART C

                                OTHER INFORMATION
                             PIONEER SERIES TRUST II
                            (on behalf of its series,
                      Pioneer Growth Opportunities Fund and
                       Pioneer Tax Free Money Market Fund)

ITEM 15.  INDEMNIFICATION

No change from the information set forth in Item 25 of the most recently filed Registration Statement of Pioneer Series Trust II (the "Registrant") on Form N-1A under the Securities Act of 1933 and the Investment company Act of 1940 (File Nos. 333-110037 and 811-21460) as filed with the Securities and Exchange Commission on September 20, 2005 (Accession No. 0001265389-05-000016), which information is incorporated herein by reference.

ITEM 16.  EXHIBITS

(1)(a)         Agreement and Declaration of Trust                                             (1)

(1)(b)         Amendment to Agreement and Declaration of Trust to establish                   (3)
               additional series

(2)            By-Laws                                                                        (2)

(3)            Not applicable

(4))(c)        Agreement and Plan of Reorganization for Pioneer Growth                        (*)
               Opportunities Fund

(4)(b)         Agreement and Plan of Reorganization for Pioneer Tax Free                      (*)
               Money Market Fund

(5)            Reference is made to Exhibits (1) and (2) hereof

(6)(a)         Management Contract for Pioneer Tax Free Money Market Fund                     (5)

(6)(b)         Management Contract for Pioneer Growth Opportunities Fund                      (5)

(6)(c)         Expense Limitation Agreement for Investor Class shares of                      (4)
               Pioneer Tax Free Money Market Fund and Pioneer Growth
               Opportunities Fund

(6)(d)         Expense Limitation Agreement for Class A, B and C shares of                    (5)
               Pioneer Growth Opportunities Fund

(7)(a)         Underwriting Agreement with Pioneer Funds Distributor, Inc.                    (6)

(7)(b)         Dealer Sales Agreement                                                         (11)

(8)            Not applicable

(9)            Custodian Agreement with Brown Brothers Harriman & Co.                         (6)

(10)(a)        Class A 12b-1 Distribution Plan for Pioneer Tax Free Money Market Fund         (6)

(10)(b)        Class A 12b-1 Distribution Plan for Pioneer Growth Opportunities Fund          (6)

(10)(c)        Class B 12b-1 Distribution Plan for Pioneer Tax Free Money Market Fund         (6)

(10)(d)        Class B 12b-1 Distribution Plan for Pioneer Growth Opportunities Fund          (6)

(10)(e)        Class C 12b-1 Distribution Plan for Pioneer Tax Free Money Market Fund         (6)

(10)(f)        Class C 12b-1 Distribution Plan for Pioneer Growth Opportunities Fund          (6)

(10)(g)        Class R 12b-1 Distribution Plan for Pioneer Tax Free Money Market Fund         (6)

(10)(h)        Class R 12b-1 Distribution Plan of Pioneer Growth Opportunities Fund           (6)

(10)(i)        Class R Service Plan for Pioneer Tax Free Money Market Fund                    (6)

(10)(j)        Class R Service Plan for Pioneer Growth Opportunities Fund                     (6)

(10)(k)        Multiple Class Plan Pursuant to Rule 18f-3 for Pioneer Tax Free                (6)
               Money Market Fund

(10(l)         Multiple Class Plan Pursuant to Rule 18f-3 for Pioneer Growth                  (6)
               Opportunities Fund

(11)           Opinion of Counsel (legality of securities being offered)                      (7)

(12)           Opinions as to Tax Matters                                                     (*)

(13)(a)        Investment Company Service Agreement with Pioneering                           (6)
               Services Corporation

(13)(b)        Administration Agreement with Pioneer Investment Management, Inc.              (6)

(13)(c)        Services Agreement for Class Y Shares                                          (*)

(14)           Consents of Independent Registered Public Accounting Firm                      (10)

(15)           Not applicable

(16)           Powers of Attorney                                                             (9)

(17)(a)        Code of Ethics                                                                 (6)

(17)(b)        Form of Proxy Cards                                                            (7)

(1) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Initial Registration Statement on Form N-1A (File Nos. 333-110037; 811-21460), as filed with the Securities and Exchange Commission on October 28, 2003 (Accession no. 0001265389-03-000007).

(2) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Registration Statement on Form N-14 (File No. 333-110171), as filed with the Securities and Exchange Commission on October 31, 2003 (Accession no. 0001265389-03-000010).

(3) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Registration Statement on Form N-14 (File No. 333-118444), as filed with the Securities and Exchange Commission on August 20, 2004 (Accession no. 0001145443-04-001274).

(4) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-1A (File Nos. 333-110037; 811-21460), as filed with the Securities and Exchange Commission on December 8, 2004 (Accession no. 0001016964-04-000490).

(5) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 8 to the Registrant's Registration Statement on Form N-1A (File Nos. 333-110037; 811-21460), as filed with the Securities and Exchange Commission on December 13, 2004 (Accession no. 0001016964-04-000499).

(6) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 9 to the Registrant's Registration Statement on Form N-1A (File Nos. 333-110037; 811-21460), as filed with the Securities and Exchange Commission on April 22, 2005 (Accession no. 0001016964-05-000146).

(7) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Registration Statement on Form N-14 (File No. 333-126374), as filed with the Securities and Exchange Commission on July 5, 2005 (Accession no. 0001145443-05-001514).

(8) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-126374), as filed with the Securities and Exchange Commission on August 19, 2005 (Accession no. 0001145443-05-001827).

(9) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 10 to the Registrant's Registration Statement on Form N-1A (File Nos. 333-110037; 811-21460), as filed with the Securities and Exchange Commission on July 22, 2005 (Accession no. 0000831120-05-000014).

(10) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-126374), as filed with the Securities and Exchange Commission on August 19, 2005 (Accession no. 0001145443-05-001827).

(11) Previously filed. Incorporated herein by reference from the exhibits filed with Post-Effective Amendment No. 11 to the Registrant's Registration Statement on Form N-1A (File Nos. 333-110037; 811-21460), as filed with the Securities and Exchange Commission on September 20, 2005 (Accession no. 0001265389-05-000016).

(*) Filed herewith.

ITEM 17. UNDERTAKINGS.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees that it shall file a final executed version of the legal and consent opinion as to tax matters as an exhibit to the subsequent post-effective amendment to its registration statement on Form N-14 filed with the SEC upon the consummation of the reorganization contemplated by this Registration Statement on Form N-14.

(4) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 27th day of September, 2005.

                                          Pioneer Series Trust II,
                                          on behalf of its series,
                                             Pioneer Growth Opportunities Fund
                                             Pioneer Tax Free Money Market Fund

                                          By: /s/ Osbert M. Hood
                                              -------------------------------
                                          Osbert M. Hood
                                          Executive Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                             Title                               Date
         *                            Chairman of the Board, Trustee,
---------------------------           and President
John F. Cogan, Jr.

         *                            Chief Financial Officer,
---------------------------           Principal Accounting Officer, and
Vincent Nave                          Treasurer

         *
---------------------------
Mary K. Bush                          Trustee

         *
---------------------------
David R. Bock                         Trustee

         *
---------------------------
Margaret B.W. Graham                  Trustee

         *
---------------------------
Marguerite A. Piret                   Trustee

         *
---------------------------
John Winthrop                         Trustee

* By: /s/ Osbert M. Hood                                                  September 27, 2005
      --------------------------------
      Osbert M. Hood, Attorney-in-Fact

                                  EXHIBIT INDEX

The following exhibit is filed as part of this Registration Statement:

Exhibit No.       Description
(4)(a)            Agreement and Plan of Reorganization for Pioneer Growth Opportunities Fund

(4)(b)            Agreement and Plan of Reorganization for Pioneer Tax Free Money Market Fund

(12)              Opinions as to Tax Matters

(13)(c)           Services Agreement for Class Y Shares